FORM 1-K

ANNUAL REPORT

For the Fiscal Year ended December 31, 2024

For

EvolveX Equity Fund, LLC

A Colorado Limited Liability Company

Commission File Number: 024-11892

Contact Information:

EvolveX Equity Fund, LLC
7491 Kline Drive
Arvada, CO 80005
Phone: 720-739-3009

1.       BUSINESS

Business Done, Intended to Be Done, and General Development of Business (since inception)

EvolveX Equity Fund, LLC (the “Company”), is a real estate fund and operating company focused on the purchase, lease, management, and sale of real estate assets categorized as residential furnished vacation rental properties, and 10-unit and smaller multifamily furnished rental properties. The units within the multifamily properties will be a mix of short-term vacation rental and 1-year rental properties. The managing member of the Company is EvolveX Capital, LLC (the “Manager”), which will be responsible for acquiring, managing, leasing, and disposing of the Company’s investment properties and for providing certain administrative services, directly or indirectly through one or more affiliated or unaffiliated parties.

During the year ended December 31, 2024, the Company sold 10 Class A Units for net proceeds of $80,000 and ($86,206) net of issuance costs, including $166,206 of issuance expenses. During the year ended December 31, 2023, the Company sold 733 Class A Units for net proceeds of $733,000 and $332,824 net of issuance costs, including $400,176 of issuance expenses.

Principal Products/Services

The Company’s primary focus is to generate attractive returns by investing in single family and multifamily properties that have a high probability of appreciating over a projected 10-year holding period. Additionally, the Manager will select “income-producing” properties – those that in the short-term have a positive monthly income after all expenses (mortgages, operating expenses, taxes) and maintenance reserves are paid. Each of the properties will then managed by an Affiliate company, EvolveX Dwell, LLC, during the holding period to maximize the appreciation for Investors.

EvolveX Dwell, will also work with the Manager to acquire properties for the Company. EvolveX Dwell and the Manager will shop properties year-round to discover opportunities in which to invest. EvolveX Dwell will focus on buying properties that offer opportunities to increase rents, occupancy, reduce concessions, while using Mr. Schley’s proprietary knowledge and strategies for improving customer service through smart management, positive customer experience and economies of scale.

In addition to the above criteria, the Company focuses on investments that should provide positive cash flow upon acquisition or the potential for cash flow in the future. The Company follows a very conservative investing model where the purchase price is based on trailing 12-month income calculations and worst-case scenario situations. The Manager has bought and sold real estate assets through various economic cycles and in different markets. The Manager’s goal is to continue to build wealth though real estate with well positioned acquisitions, highest quality property management and strategic dispositions.

Investment Strategy

The Company will use a proprietary 7-step grading system to identify a specific geographic market for investment, by utilizing investment fundamentals in order to reduce risk, and maximize potential returns. These steps include evaluating the following: (i) Market Amenities; (ii) Affordability; (iii) Demand; (iv) Zoning Regulations; (v) Revenue Growth; (vi) Seasonality; and Property Value Growth. After each of these categories is graded in a market, an overall grade will be assessed. The Company will seek to invest in geographic markets with an overall grade of A- to A+. Once a geographic market has been identified, the Company will identify specific properties using an income analysis which will include projected pro forma to estimate the income, occupancy, expenses and net operating income (“NOI”) of properties. The Company will use the NOI to estimate the capitalization rate for target properties.

Geographic Regions

The Company will initially focus mostly on opportunities in the Western and Southwestern portions of the United States and high potential international opportunities will also be taken into consideration. The Company may invest in other potential opportunities outside of these regions as they present themselves. The Company will initially consider investment properties in the following geographic areas: (i) Colorado (including the Central Rocky Mountain Region and the Front Range); (ii) Arizona; (iii) California (including Northern coastal, Southern, and Lake Tahoe); (iv) Hawaii; (v) Washington; (vi) Coastal Maine; and (vii) Costa Rica.

Principal Market for Products/Services

Potential Renters. The demographic profile of individuals who rent a dwelling versus a hotel are different. The Company’s target markets of potential renters will include: (i) families with small children; (ii) couples; (iii) larger groups; (iv) active vacationers; and (v) foodies and festivals.

Method of Distribution of Products/Services

To acquire tenants for the rental properties the Company will use: (i) Vacation Property Rental Sites; (ii) Independent Websites; and (iii) Social Media.

Vacation Property Rental Sites. The Manager will utilize the following top vacation property rental services, which will be managed by a single host:

Airbnb. Listing a property on Airbnb is free, however, the host is charged a 3% service fee on bookings. The guest pays a booking fee of 15%.

VRBO. VRBO offers a subscription model, and the host is charged $499 annually. The guest pays a booking fee of up to 12%.

Booking.com. Listing a property on Booking.com is free, however, they the host a 15% commission on bookings. Rental rates are typically adjusted upwards to account for this cost. The guest does not pay any additional fees.

TripAdvisor. Listing a property on TripAdvisor is free, however, the host is charged a 3% commission per booking. The guest pays a booking fee that ranges from 8% to 16%.

Expedia. Listing on Expedia is free, however, the host is charged a commission between 10% and 30%. Rental rates are typically adjusted upwards to account for this cost. The guest does not pay any additional fees.

There are also a significant number of smaller sources that will be utilized to market the rental properties.

Independent Websites Each investment property will have its own website, which will be SEO optimized for search engine performance. Pushing potential renters to the website will reduce booking fees and maximize profitability. We estimate that each website can be developed at a cost of $3,000 per site.

Social Media Social media pages will also be developed for each property and will be organically promoted throughout the various social media channels.

Villas Espavel

The Company acquired Villas Espavel on August 24, 2023. Villas Espavel is a cluster of six well-appointed and modern villas for families, explorers, and considerate travelers in Samara, Costa Rica.

The rental property consists of six different size villas that can accommodate from 2 to 9 guests per villa, with each villa having its own kitchen, air conditioning, a patio to relax under the jungle shade, and orthopedic mattresses for a good night’s sleep. Villas Espavel is an easy 5-10 minute walk or few minute bike ride to Playa Samara and the town center.

Independent websites (www.villasespavel.com and www.samaracostaricaretreats.com) have been developed and the property also has an individual Instagram social media account (@villasespavel). Most of our rentals are currently direct bookings, but we also use VRBO and AirBNB. We have contracted an onsite manager at the property. The individual manager handles most of the operations directly on location and was the person who managed the property under the previous management.

Employees

As of the date of this Offering Circular, the Company has two (2) employees. Both of these employees are full time .

Legal Proceedings

The Company is not presently a party to any material litigation, nor is any litigation known to be threatened against the Company. Furthermore, the Company has no bankruptcies, investigations, or criminal proceedings to disclose.

Distinctive/Special Characteristics of Company’s Operation or Industry Reasonably Likely to Have a Material Impact upon Company’s Future Financial Performance

Guest, Visitor and Renter Statistics

•	Domestic travel declined 36% in 2020.
•	Average nightly rates in popular vacation destinations range from $186 per night for a single rental to $978 per night for a family-sized rental.
•	53% of all travel is booked online.
•	67% of travelers think it’s cheaper and easier to book on a brand website rather than a third-party website.
•	71% of travelers with children say access to cooking their own meals is a major reason they choose a vacation rental.
•	83% of travelers prefer to spend their vacations near water.
•	74% of travelers prefer to be on the coast.
•	51% prefer mountainous vacations.

Generational Differences

•	Millennials make up 40% of leisure travelers who book online.
•	Generation Z or Gen Z is most likely to travel with friends (35%) instead of traveling alone or with immediate family.
•	Prior to 2020, Gen Z spent their average vacation time in cities (more than 60% of the time), far surpassing rural and suburban destinations.
•	81% of Gen Z travelers have already stayed in a vacation home, cabin or condo at some point in their lives.

Travel Planning

•	Travelers save up to 70% by booking stays in the off-season.
•	95% of visitors have their travel plans influenced by brochure information.
•	83% plan to visit a business or attraction highlighted in a brochure, map, or guide.
•	78% of travelers consider altering their travel plans as a result of a brochure.
•	53% of travelers use brochures to plan their trip before they arrive.
•	59% of people review websites, online forums, etc. before going on a trip.
•	31% turn to family and friends for recommendations when planning a vacation.
•	25% of people use a travel agency website.

Current Trends

•	In April 2020, the industry had a 48.9% unemployment rate.
•	Industry specialists project a return to a roughly 7.0% annual industry growth rate.
•	61% of families are more likely to visit a rural or “outdoorsy” destination than an urban one.
•	59% of families are more likely to drive instead of fly on their next trip.
•	Private room accommodation has decreased in popularity by 99%.
•	Cabins have increased in popularity by 80%.
•	Villas and bungalows increased in popularity 61% and 60%, respectively.
•	Statisticians expect revenue from the U.S. vacation rental industry to total roughly $15.338 billion in 2021.
•	The user penetration rate (percentage of a target market that consumes a product or service) is 15.3% in 2021.
•	The ARPU is projected to total $300.

*Sources

1. Internal Revenue Service (IRS), Topic No. 415 Renting Residential and Vacation Property (https://www.bls.gov/iag/tgs/iag721.htm)

2. Vacation Rental Market Association, Industry Research Data

(https://www.irs.gov/pub/irs-pdf/p527.pdf)

3. VRM Intel, How 2020 Played Out: Analyzing Performance in 10 Key Vacation Rental Destinations

(https://vrmintel.com/how-it-played-out-2020s-conclusion-analyzing-performance-in-8-key-vacation-rental-destinations)

4. Grandview Research, Industry Analysis: Vacation Rental Market (https://www.grandviewresearch.com/industry-analysis/vacation-rental-market)

5. Statista, Vacation Rentals Worldwide

(https://www.statista.com/outlook/268/100/vacation-rentals/worldwide)

6. Statista, Vacation Rentals in the United States

(https://www.statista.com/outlook/268/109/vacation-rentals/united-states)

2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR FY 2023 AND FY 2024

Information and materials contained herein may contain forward-looking statements that are based on the expectations, estimates, projections and assumptions made by or on behalf of the Company and the Manager. Words such as “expects,” “anticipates,” “plans,” “believes,” “scheduled,” “estimates,” “continues,” “remains,” “maintains,” and variations of these words and similar expressions are intended to identify forward-looking statements. Forward-looking statements may include, but are not limited to, projections of cash flows, loan repayment or deferment rates, interest rates, increases in financing costs, limits on liquidity, and bond redemptions. These statements are not guarantees of future performance or events and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, trends, and events may differ materially from what is forecast or assumed in forward-looking statements due to a variety of factors, including but not limited to:

·	the Company’s ability to attract and retain Investors via its Investor Portal website;

·	risks associated with breaches of the Company’s data security;

·	changes in economic conditions generally and the real estate and securities markets specifically;

·	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

·	intense competition in the real estate market that may limit the Company’s potential to acquire or rent its assets;

·	increased interest rates and operating costs;

·	decreased rental rates or increased vacancy rates;

·	failure of the Company’s acquisitions to obtain anticipated results;

·	the ability to retain the key personnel of the Manager;

·	the Manager’s ability to retain and hire competent employees and appropriately staff the Company’s operations;

·	the general interest rate environment, which may increase the costs or limit the availability of financings necessary to initiate, purchase, or carry project related loans;

·	compliance with applicable local, state, and federal laws; and

·	changes to generally accepted accounting principles, or GAAP.

All forward-looking statements speak only as of the date of their publication or, in the case of any document incorporated by reference, the date of that document. All subsequent written and oral forward-looking statements attributable to the Issuer, the Manager or any person acting on its behalf are qualified by the cautionary statements in this section. Neither the Company nor the Manager undertakes any obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date of this annual report.

Plan of Operations

There are a number of key factors that will potentially impact the Company’s operating results going forward, including the Company’s ability to obtain high quality properties at reasonable prices, supervise the renovation of those properties to the extent necessary, and subsequently market and rent the properties at premium rental income rates. Another factor is the Manager’s ability to effectively market and operate the investor portal website to promote the current Offering to Investors.

On August 24, 2023, the Company acquired a residential rental property located in Playa Samara, Costa Rica for total capitalized costs of $1,000,432. The rental property consists of six different size villas that can accommodate from 2 to 9 guests per villa, with each villa having its own kitchen, air conditioning and patio. The Company plans to optimize this investment and owns this property outright with no outside funding in place.

The following is a statement by the management regarding the period of January 1, 2024 through December 31, 2024, as compared to the same period in 2023.

Overview

EvolveX Equity Fund, LLC (d/b/a Blue Fusion Equity Fund) (“the Company”) was organized in June 2021 in the State of Colorado. The primary business is the high-quality management of real estate investment funds. The Company’s strategy is to create funds that will primarily focus on short-term vacation rental properties in emerging markets throughout the United States and internationally.

Operating Results

Revenue/Net Loss from Operating Activities. For the 12-month period ending December 31, 2023 and December 31, 2024, respectively, the revenue for the Company increased, from $63,150 to $100,839, representing a difference of $37,689.

For the same periods, the Company's net loss increased from ($118,809.00) to ($157,822.00), a difference of ($39,013.00). These demonstrate relative changes in the Company’s operating expenses. These results are due primarily to the Company’s addition of contract labor expenses, increase in depreciation and software and apps, and decrease in repairs and maintenance, professional services, and travel and meals, as the Company reduced its property acquisition focus but ramped up the property development and operations of its owned and active vacation rental property.

Financing Activities. For the 12-month period ending December 31, 2024, the Company received investments totaling ($86,026.00), down from $332,824.00 for the period ending December 31, 2023, representing a decrease of $418,850.00.

Salaries and benefits. Salaries and benefits for the 12-month periods ending December 31, 2024 and December 31, 2023, respectively, remained unchanged at $0.00, as there are no paid employees currently.

Liquidity and Capital Resources

As of December 31, 2024, the Company had cash of $22,743.00, and total assets of $992,190.00. On December 31, 2023, the Company had cash of $179,943.00 and total assets of $1,179,800.00. This represents a decrease of $157,200 in cash and a decrease of $187,610.00 in total assets.

3.       MANAGER AND EXECUTIVE OFFICERS

Manager Entity: EvolveX Capital, LLC

Name	Position	Age	Term of Office	Approx. Hours per Week
Rodman Schley	Manager	55	June 9, 2021 - Present	Full-time

Executive Officers of Company

Name	Position	Age	Term of Office	Approx. Hours per Week
Rodman Schley	Chief Executive Officer & Chief Financial Officer	55	June 9, 2021 - Present	Full-time

Business Experience

Rodman Schley, Manager, Chief Executive Officer (CEO), Chief Financial Officer (CFO)

Mr. Schley is a serial entrepreneur, real estate investor, real estate valuation expert, award-winning and Emmy nominated television producer and host, and published author whose unique approach to entrepreneurship, investment, business, and leadership has earned him laudatory reviews from entrepreneurs and business leaders across the country.

Mr. Schley has been investing in single-family, vacation home (short-term rentals), multifamily and commercial real estate since the early 1990’s, across several economic cycles and environments.

Mr. Schley is the Founder and Chief Executive Officer of Commercial Valuation Consultants, responsible for the valuation of over $20 billion of vacation home, multifamily and commercial assets since 1998. His forward-thinking vision and exceptional business communication skills earned him an appointment to the Appraisal Institute National Board of Directors. He was awarded the Y.T. and Louise Lee Lum Award for national contributions to the valuation industry. In 2019, he was named the Appraisal Institute’s National Vice President. In 2020, he began a two-year term as Incoming President and President.

No Bankruptcy, Investigations, or Criminal Proceedings

Neither of the Company’s Officers have been part of any bankruptcy proceedings, proceedings whereby there was a material evaluation of the integrity or ability of the Executive Officer, investigations regarding moral turpitude, or criminal proceedings or convictions (excluding traffic violations).

Compensation of Executive Officer and the Manager

Rodman Schley (CEO, CFO) does not receive a salary or compensation within his role as an Executive Officer of the Company.

Manager Fee Schedule

The Manager entity, EvolveX Capital, LLC, will receive fees for the operation of the Company as described in the Manager Fees, below, as well as in its ownership of the Class B Units of the Company detailed in the Security Ownership of Management section, below. The Executive Officers of the Company are compensated through the Manager entity through the fees listed below and appreciation of the Class B Units of the Company.

Reimbursement. The Manager shall be reimbursed by the Company for all expenses, fees, or costs incurred on behalf of the Company, including, without limitation, organizational expenses, legal fees, filing fees, accounting fees, out of pocket costs of reporting to any governmental agencies, insurance premiums, travel, costs of evaluating investments and other costs and expenses.

Organization Fee. As compensation for the time and effort involved in organizing the Company, the Company, may, in the Manager’s sole discretion, pay the Manager the amount of $100,000 upon accepting subscriptions for a total of 500 Units.

Asset Acquisition Fee and Asset Disposition Fee. The Manager (or its designated affiliate(s)) shall be entitled to a one percent (1%) Asset Acquisition Fee and a one percent (1%) Asset Disposition Fee on each Company asset. The Asset Acquisition Fee and Asset Disposition Fee is based on the respective purchase price and sale price of the asset in question and payable at the closing of the acquisition or disposition of each asset, as the case may be, or at such later time, in arrears, as the Manager may determine in its sole discretion.

Asset Management Fee. The Manager (or its designated affiliate(s)) will receive an annual fee equal to one percent (1%) of the aggregate capital contributions, less the allocable portion of capital contributions allocated to any Company asset subject to a capital transaction. In all cases, the Asset Management Fee will be payable monthly, in arrears and the Manager may defer or waive management fees at its discretion.

Property Management Fees. The Manager (or its designated affiliate(s)) shall be entitled to receive market rate property management fees and be reimbursed for all out-of-pocket costs, to be paid monthly, for investments owned and operated by the Company. The Property Management Fee associated with any investment in multifamily and commercial investments should not exceed five percent (5%) of gross revenues derived with respect to each such property, provided however, that the Manager may be paid a greater amount if the same is reasonable and not in excess of the customary real estate property management fee which would be paid to an independent third party in connection with the management of such real estate. Other asset classes will be commensurate with local market rates.

Construction and Broker Fees. The Manager (or its designated affiliate(s)) shall be entitled to receive market rate fees and be reimbursed for all out-of-pocket costs for any construction, construction management and real estate brokerage fees with respect to such services provided to each such property.

4.	SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The Company has a total of 100,000 Units comprised of 50,000 Class A (non-voting) Units available to Investors, and 50,000 Class B (voting) Units owned by the Manager entity. Therefore, the Manager of the Company retains half (50%) of the total equity in the Company with its Class B Units of ownership, and all (100%) of the voting interests.

The following table contains certain information as to the number of voting units beneficially owned by (i) each person known by the Company to own beneficially more than 10% of the Company’s units, (ii) each person who is a Manager of the Company, (iii) all persons as a group who are Manager and/or Officers of the Company, and as to the percentage of the outstanding units held by them.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable**	Percent of Class
Class B	EvolveX Capital LLC* 7491 Kline Drive Arvada, CO 80005	50%	None	100%

* Rodman Schley is the managing member of the Manager entity of the Company.

** As of the date of this Offering there are no warrants or option agreements in place providing for the purchase of the Company’s Units.

5.       INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

As of December 31, 2024 and 2023 the Company had a related party receivable of zero and $3,159, respectively. The receivable is due to a related party over payment of financing at year end.

As of December 31, 2024 and 2023 the Company had a related party payable of $4,731 and zero, respectively. The payable is due to related party proceeds used to fund operating expenses

6.       OTHER INFORMATION

None.

7.       FINANCIAL STATEMENTS

The financial statements included here are the audited annual financial statements for the periods ended December 31, 2023 and December 31, 2024, and are not necessarily indicative of the results that can be expected for the year ended December 31, 2025.

ASSURANCE DIMENSIONS

Consolidated Financial Statements and Report of Independent Certified Public Accountants

EvolveX Equity Fund, LLC

December 31, 2024 and 2023

EvolveX Equity Fund, LLC

Table of Contents

Independent Auditor's Report 1-2

Consolidated Balance Sheets 3

Consolidated Statements of Operations 4

Consolidated Statements of Members' Equity 5

Consolidated Statements of Cash Flows 6

Notes to Consolidated Financial Statements 7-10

ASSURANCE DIMENSIONS

Independent Auditor's Report

To the members of **EvolveX Equity Fund, LLC**

Opinion

We have audited the accompanying consolidated financial statements of **EvolveX Equity Fund, LLC** (the "Company"), which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of operations, changes in members' equity, and cash flow for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023, and the related consolidated statements of operations, changes in members' equity, and cash flow for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C to the consolidated financial statements, the Company incurred a net loss of $157,822 and $118,809, respectively, and had negative cash flow from operations of $59,562 and $101,824, respectively, for the years ended December 31, 2024 and 2023. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note C. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com
"Assurance Dimensions" is the brand name under which Assurance Dimensions, LLC including its subsidiary McNamara and Associates, LLC (referred together as "AD LLC") and AD Advisors, LLC ("AD Advisors"), provide professional services. AD LLC and AD Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AD Advisors provide tax and business consulting services to their clients. AD Advisors, and its subsidiary entities are not licensed CPA firms.

ASSURANCE DIMENSIONS

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Assurance Dimensions

Jacksonville, Florida
February 18, 2026

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

"Assurance Dimensions" is the brand name under which Assurance Dimensions, LLC including its subsidiary McNamara and Associates, LLC (referred together as "AD LLC") and AD Advisors, LLC ("AD Advisors"), provide professional services. AD LLC and AD Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AD Advisors provide tax and business consulting services to their clients. AD Advisors, and its subsidiary entities are not licensed CPA firms.

EvolveX Equity Fund, LLC
Consolidated Balance Sheets
As of December 31, 2024 and 2023

	2024	2023
ASSETS		
Current Assets		
Cash	$ 22,743	$ 179,943
Related party receivable	-	3,159
Other current assets	1,643	8,392
Total Current Assets	24,386	191,494
Property and equipment, net	967,804	988,306
TOTAL ASSETS	$ 992,190	$ 1,179,800
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Deferred rental income	$ 67,483	$ 15,976
Related party payable	4,731	-
Total Current Liabilities	72,214	15,976
TOTAL LIABILITIES	72,214	15,976
Members' Equity		
Class A Units, 50,000 authorized, 1,993 and 1,983 issued and outstanding as of December 31, 2024 and 2023, respectively.	1,258,996	1,345,022
Class B Units, 50,000 authorized, issued and outstanding as of December 31, 2024 and 2023.	50	50
Accumulated deficit	(339,070)	(181,248)
TOTAL MEMBERS' EQUITY	919,976	1,163,824
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 992,190	$ 1,179,800

The accompanying notes are an integral part of these consolidated financial statements.

Page | 3

EvolveX Equity Fund, LLC
Consolidated Statements of Operations
For the Years Ended December 31, 2024 and 2023

	2024	2023
REVENUE		
Total revenue	$ 100,839	$ 63,150
EXPENSES		
Contract labor	90,849	-
Professional services	40,210	52,207
Depreciation	36,845	12,126
Software and apps	30,859	26,176
Repairs and maintenance	26,553	32,107
Travel and meals	6,376	33,600
Other	26,969	25,743
Total operating expenses	258,661	181,959
LOSS FROM OPERATIONS	(157,822)	(118,809)
NET LOSS	$ (157,822)	$ (118,809)

The accompanying notes are an integral part of these consolidated financial statements.

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EvolveX Equity Fund, LLC
Consolidated Statements of Members' Equity
For the Years Ended December 31, 2024 and 2023

	Class A Units	Class A $	Class B Units	Class B $	Accumulated Deficit	Total
December 31, 2022	1,250	$ 1,012,198	50,000	$ 50	$ (62,439)	$ 949,809
Issuance of Class A Units net of Issuance costs	733	332,824	-	-	-	332,824
Net loss	-	-	-	-	(118,809)	(118,809)
December 31, 2023	1,983	$ 1,345,022	50,000	$ 50	$ (181,248)	$ 1,163,824
Issuance of Class A Units net of Issuance costs	10	(86,026)	-	-	-	(86,026)
Net loss	-	-	-	-	(157,822)	(157,822)
December 31, 2024	1,993	$ 1,258,996	50,000	$ 50	$ (339,070)	$ 919,976

The accompanying notes are an integral part of these consolidated financial statements.

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EvolveX Equity Fund, LLC
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2024 and 2023

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (157,822)	$ (118,809)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	36,845	12,126
Changes in operating assets and liabilities:		
Related party receivable	3,159	(3,159)
Other current assets	6,749	(7,958)
Deferred rental income	51,507	15,976
Net cash used in operating activities	(59,562)	(101,824)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of rental property	(1,392)	(1,000,432)
Land improvement	(14,951)	-
Net cash used in investing activities	(16,343)	(1,000,432)
CASH FLOWS FROM FINANCING ACTIVITIES		
Related party payable	4,731	(9,582)
Proceeds from Class A units issuance, net of issuance costs	(86,026)	332,824
Net cash provided by (used in) financing activities	(81,295)	323,242
NET DECREASE IN CASH	(157,200)	(779,014)
Cash at beginning of year	179,943	958,957
Cash at end of year	$ 22,743	$ 179,943
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during year for interest	$ -	$ -
Cash paid during year for income taxes	$ -	$ -

The accompanying notes are an integral part of these consolidated financial statements.

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EvolveX Equity Fund, LLC

Notes to Consolidated Financial Statements
December 31, 2024 and 2023

Note A – Nature of Business and Organization

Note B – Significant Accounting Policies

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's year-end is December 31.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Villas Espavel LLC ("the Subsidiary"). The Subsidiary is a limited liability company established for the general purpose of operations of it's rental property. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of less than three months to be cash and cash equivalents. The Company places its temporary cash investments with high quality financial institutions. At times, such investments may be in excess of FDIC insurance limits. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Other Current Assets

Other current assets consists of accounts receivable, funds held in trust, funds held in escrow and security deposits.

Property and Equipment

Property and equipment consists of one residential rental property with six villas and land improvements, stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over 27.5 years for the rental property and 15 years for the retaining wall.

Maintenance and repairs are charged to expense as incurred. Improvements of $5,000 and over are capitalized and depreciated over the estimated useful life.

Impairment of Long-lived Assets

The Company reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of long-lived assets is measured by comparing the carrying amount of the assets or asset group to the undiscounted cash flows that the assets or asset group is expected to generate. If the undiscounted cash flows of such assets are less than the carrying amount, the impairment to be recognized is measured by the amount by which the carrying amount, if any, exceeds its fair value. No impairments were deemed to exist as of December 31, 2024 and 2023.

Income Taxes

The Company is a limited liability company under the laws of the State of Colorado and has elected to be treated as a partnership for federal tax reporting purposes. As such, the Company does not pay federal or state income taxes on its taxable income. Instead, the income is passed through to the members. Accordingly, no provision for income taxes has been made in the financial statements.

The Company recognizes and discloses uncertain tax positions in accordance with GAAP. The Company evaluated its tax positions and determined it has no uncertain tax positions as of December 31, 2024. The Company's tax returns are subject to income tax examinations generally for a period of three years from the date of filing. The Company's 2024 and 2023 tax years are open for examination for federal and state taxing authorities.

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EvolveX Equity Fund, LLC

Notes to Consolidated Financial Statements
December 31, 2024 and 2023

Note B – Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

All revenues from exchange transactions are recorded in accordance with ASC 606 which is recognized when: (i) a contract with a customer has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation at a point in time or over time.

Revenue is recognized on consideration specified in a rental contract with a customer for renting their residential property. Payment arrangements include contractually agreed upon pre-determined rates per rental day. Revenue is recognized as the rental obligations are satisfied. Deposits received from customers prior to their rental term are recorded as deferred rental income, a current liability, until the contractual rental obligations are satisfied. The Company believes that this method provides a true depiction of the rental revenue.

Service fees retained by third-party booking platforms, including Airbnb, are recorded as operating expenses.

Note C – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. For the years ended December 31, 2024 and 2023, the Company incurred a net loss of $157,822 and $118,809, respectively, and had negative cash flows from operations of $59,562 and $101,824, respectively. These matters raise substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon future sales and obtaining additional capital and financing. While the Company believes in the viability of its ability to raise additional funds, there can be no assurances to that effect. The financial statements do not include adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Note D – Property and Land Improvements

As of December 31, 2024 and 2023, property and land improvements consisted of the following:

	2024	2023
Residential Rental Property	$ 1,001,824	$ 1,000,432
Land Improvements	14,951	-
Accumulated depreciation	(48,971)	(12,126)
	$ 967,804	$ 988,306

For the years December 31, 2024 and 2023, depreciation expense totaled $36,845 and $12,126, respectively.

In 2024, the Company capitalized $1,392 in acquisition costs related to the rental property and $14,951 in land improvements for a constructed retaining wall.

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EvolveX Equity Fund, LLC

Notes to Consolidated Financial Statements
December 31, 2024 and 2023

Note E – Members' Equity

Stock Issuances – Regulation A+ Offering

On December 27, 2021, the Company received Notice of Qualification from the Securities and Exchange Commission under Regulation A+ to proceed with the public offering of its securities (the "Reg A+ Offering"). The Offering permits the Company to offer and sell 35,000,000 shares of common stock at a purchase price of $1.00 per share, or $35,000,000 in total, to accredited investors. All shares are exempt from registrations contained in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. There are no underwriting fees associated with this Reg A+ Offering.

Member's equity consists of two classes of units, Class A units which are non-voting and Class B units have one vote per unit. At December 31, 2024, the Company had 50,000 Class A Units authorized and 1,993 issued and outstanding and the Company had 50,000 Class B Units authorized, issued and outstanding. At December 31, 2023, the Company had 50,000 Class A Units authorized and 1,983 issued and outstanding and the Company had 50,000 Class B Units authorized, issued and outstanding.

In connection with the issuance of Class A Units, the Company incurs direct issuance costs, consisting primarily of legal fees, filing fees, management fees, marketing fees and other offering-related costs. Issuance costs that are directly related attributable to the issuance of equity instruments are recorded as a reduction of the related equity proceeds.

During the year ended December 31, 2024 the Company issued 10 Class A Units for total gross proceeds of $10,000 and incurred $96,026 of issuance costs, resulting in net negative proceeds of ($86,026). During the year ended December 31, 2023 the Company issued 733 Class A Units for $733,000 and incurred $400,176 of issuance costs, resulting in net proceeds of $332,824.

Note F – Commitments and Contingencies

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Note G – Related Party Transactions

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EvolveX Equity Fund, LLC

Notes to Consolidated Financial Statements
December 31, 2024 and 2023

Note G – Related Party Transactions (continued)

Asset Management Fee – Related Party

In accordance with the operating agreement, effective June 9, 2021, the manager, or a designated affiliate of the manager, receives a 1% asset management fee on the total amount of capital contributions received by the Company. The asset management fee is due and payable on the first day of the first month following the date on which such a capital transaction occurs. For the years ended December 31, 2024 and 2023, the Company paid a asset management fee of $12,500 and $28,924, respectively. The asset management fee was included in issuance costs as a contra-equity account against capital contributions for Class A Units issued.

Note H – Subsequent Events

Management has assessed subsequent events through February 18, 2026 the date on which the financial statements were available to be issued. There were no material subsequent events that required recognition or disclosure in these financial statements.

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8.       EXHIBITS

Exhibit 2A: Certificate of Formation*

Exhibit 2B: Operating Agreement*

Exhibit 4: Subscription Agreement*

Exhibit 8: Escrow Agreement*

Exhibit 11: Accountant’s Consent

*These Exhibits are contained in the Company’s Form 1-A filed on May 24, 2022 and Form 1-SA Dated September 28, 2023.

SIGNATURE PAGE

Pursuant to the requirements of Regulation A, the Issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EvolveX Equity Fund LLC

By: s/Rodman Schley
Name: Rodman Schley
Title: Managing Member of the Manager, EvolveX Capital LLC
Date: April 15, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the Issuer and in the capacities and on the dates indicated.

By: s/Rodman Schley
Name: Rodman Schley
Title: Chief Executive Officer and Chief Financial Officer
Date: April 15, 2026